Exhibit (a)(1)(ix)

AMENDMENT NO. 2

TO

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES
OF

SKY SOLAR HOLDINGS, LTD.

AT

$0.30 PER ORDINARY SHARE

AND

$6.00 PER AMERICAN DEPOSITARY SHARE

BY

SQUARE ACQUISITION CO.
A WHOLLY OWNED SUBSIDIARY OF
SQUARE LIMITED

Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment (H.K.) Limited
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 28, 2020, UNLESS THE OFFER IS EXTENDED.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements, as set forth below, the Offer to Purchase, dated July 6, 2020 (together with any amendments or supplements thereto, including the Amendment No. 1 dated July 24, 2020 and this Amendment No. 2, the “Offer to Purchase”), relating to the Offer (as defined herein) made by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment (H.K.) Limited, a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”). Offeror Group offered to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SKYS” or the “Company”) not currently owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 2 should be read together with the Offer to Purchase and the Letters of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letters of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 2, and the Letters of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your Ordinary Shares and/or ADSs pursuant to the Offer and you are required to deliver a Share Letter of Transmittal or an ADS Letter of Transmittal as described in the Offer to Purchase under “The Offer—3. Procedures for Accepting the Offer and Tendering Shares,” you must still use the Share Letter of Transmittal or ADS Letter of Transmittal previously mailed to you. If you have already properly tendered your Ordinary Shares and/or ADSs pursuant to the Offer, you need not to take further action. Tenders of Ordinary Shares or ADSs (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

July 27, 2020

The Offer to Purchase is hereby amended and supplemented as follows:

All references to the expiration time of the Offer at “12:00 midnight, New York City time, at the end of the day on July 31, 2020” are hereby amended by deleting such words in their entirety and replacing them with “12:00 midnight, New York City time, at the end of the day on August 28, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on July 31, 2020).”

The second full paragraph on page ii of the Offer to Purchase is deleted in its entirety and replaced with the following:

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Purchaser and the Offeror Group, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company (the “Minimum Condition”); and (ii) on or prior to August 21, 2020, the Offeror Group having obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt and/or equity financing contemplated thereby, to pay (x) the aggregate Offer price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”). The Offer is also conditioned upon certain other conditions set forth in this Offer to Purchase. See “The Offer—Section 11. Conditions to the Offer” in this Offer to Purchase.

The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on pages 1 and 2 in response to the question “Do you have the financial resources to make payment?” is deleted in its entirety and replaced with the following:

On July 24, 2020, the Offeror Group was made aware of certain legal proceedings commenced in the Cayman Islands that sought to, among other things, enjoin the debt financing arrangements contemplated by a commitment letter that the Purchaser obtained from Daiwa Energy & Infrastructure Co. Ltd. in an aggregate amount of 4.3 billion Japanese Yen, or approximately $40 million (the “Debt Financing”), which would be sufficient to fund the purchase of all the Ordinary Shares and ADSs in the Offer and complete the Merger, and pay related transaction fees and expenses. In light of these legal proceedings, the Offeror Group has deemed it appropriate to extend the Expiration Date of the Offer in order to monitor and consider the impact of such proceedings on the Debt Financing, and concurrently explore the procurement of alternative debt and/or equity financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. The Offeror Group intends to promptly amend the Offeror Group Submissions (defined below), including this Offer to Purchase, and disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act once the Offeror Group is in a position to make a determination of the impact of these legal proceedings on the Debt Financing. See “The Offer—Section 9. Source and Amount of Funds” and The Offer—13. Certain Legal Matters; Regulatory Approvals” for additional information.

The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on page 2 in response to the question “What are the most significant conditions to the Offer?” is deleted in its entirety and replaced with the following:

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the Financing Condition.

The Minimum Condition requires that the number of Ordinary Shares (including Ordinary Shares represented by ADSs) that have been validly tendered and not withdrawn, together with any other Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Offeror Group, constitute at least 90% of the total voting power represented by the issued and outstanding Ordinary Shares of the Company. As of the date of this Offer to Purchase, Offeror Group owns approximately 77.5% of the total voting power represented by the issued and outstanding Ordinary Shares. In order to satisfy the Minimum Condition, approximately 52,372,949 Ordinary Shares (including Ordinary Shares represented by ADSs), or 55% of the outstanding Ordinary Shares not beneficially owned by the Offeror Group, must be tendered in the Offer.

The Financing Condition requires that, on or prior to August 21, 2020, the Offeror Group shall have obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt and/or equity financing contemplated thereby, to pay (x) the aggregate Offer price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer.

The Offer is also subject to a number of other conditions described in this Offer to Purchase. We expressly reserve the right to waive such conditions. See “Introduction,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 11. Conditions to the Offer.”

The third full paragraph of the section of the Offer to Purchase entitled “Introduction” is deleted and replaced with the following:

“The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Offeror Group, constitutes at least 90% of the total voting power represented by the issued and outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company; and (ii) on or prior to August 21, 2020, the Offeror Group having obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt and/or equity financing contemplated thereby, to pay (x) the aggregate Offer price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer. The Offer is also subject to certain other conditions described in “The Offer—Section 11. Conditions to the Offer.”

A new paragraph is added prior to the first paragraph under “The Offer—9. Source and Amount of Funds,” as follows:

“The Offer is conditioned upon, on or prior to August 21, 2020, the Offeror Group having obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of such debt and/or equity financing, to pay (x) the aggregate Offer Price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer.

A new paragraph is added following the final paragraph under “The Offer—9. Source and Amount of Funds,” as follows:

“On July 24, 2020, the Offeror Group was made aware of certain legal proceedings commenced in the Cayman Islands that sought to, among other things, enjoin the Debt Financing, including the Loan Facility. In light of these legal proceedings, the Offeror Group has deemed it appropriate to extend the Expiration Date of the Offer in order to monitor and consider the impact of such proceedings on the Debt Financing, and concurrently explore the procurement of alternative debt and/or equity financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. The Offeror Group intends to promptly amend the Offeror Group Submissions, including this Offer to Purchase, and disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act once the Offeror Group is in a position to make a determination of the impact of these legal proceedings on the Debt Financing. See “The Offer—13. Certain Legal Matters; Regulatory Approvals” for additional information.

The section entitled “The Offer—11. Conditions to the Offer” is deleted in its entirety and replaced with the following:

“Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Ordinary Shares/ADSs promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) Purchaser may delay the acceptance for payment for, or the payment for, any Ordinary Shares/ADSs validly tendered and not properly withdrawn, if  any of the following conditions has not been satisfied immediately prior to the expiration of the Offer (as extended):

        (i)     there shall have been validly tendered and not withdrawn pursuant to the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other Ordinary Shares/ADSs registered in the name of the Offeror Group members, constitutes at least 90% of the total voting power represented by the outstanding Shares of exercisable in a general meeting of the Company (the “Minimum Condition”);

        (ii)    on or prior to August 21, 2020, the Offeror Group shall have obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of such debt and/or equity financing, to pay (x) the aggregate Offer Price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”);

        (iii)   no law, statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger;

        (iv)   (a) no petition or other similar proceeding shall have been filed and remain outstanding, and no order shall have been made or resolution adopted to wind up the Company; (b) no receiver, trustee, administrator or other similar person shall have been appointed in any jurisdiction and be acting in respect of the Company, its affairs or its property or any part thereof and (c) no scheme, order, compromise or other similar arrangement shall have been entered into or made in any jurisdiction whereby the rights of creditors of the Company are, and continue to be, suspended or restricted; and

        (v)    no order or injunction of a court or governmental entity of competent jurisdiction shall have been in effect preventing the consummation of the Offer or the Merger in any material respect.

The foregoing Offer Conditions (other than the Minimum Condition and Financing Condition) are for the sole benefit of Purchaser and Parent and, subject to the applicable rules and regulations of the SEC, may be waived by Purchaser, in its sole discretion, in whole or in part, at any time.

Purchaser and Parent further acknowledge that they will disclose any future waiver of any Offer Condition that would constitute a material change to the Offer.”

New paragraphs are added following the final paragraph under “The Offer—13. Certain Legal Matters; Regulatory Approvals”, as follows:

“Hudson Cayman Proceedings. On July 24, 2020, the Offeror Group was made aware of a letter (the “Ogier Notice”) sent by Ogier, Cayman Islands legal counsel to Hudson Capital Solar Infrastructure GP, L.P. (in its capacity as general partner of Hudson Solar Cayman, LP) (“Hudson Capital”), an affiliate of Hudson, notifying SKYS that Hudson Capital seeks in the Grand Court of the Cayman Islands (the “Cayman court”) “an ex parte freezing injunction to prevent [SKYS] from the dissipation of assets save to the extent that the total, unencumbered value of the assets remains above $93,253,792 pending the resolution of [Hudson Capital’s] claims against [SKYS] in certain proceedings in New York.” The Ogier Notice further stated that Hudson Capital “seeks the appointment of receivers in support of the injunction” and that Hudson Capital’s application for relief is scheduled to be heard ex parte on July 28, 2020. In particular, the Ogier Notice stated that Hudson Capital “has a clear concern that in circumstances where SSH's solvency is doubtful . . . no steps should be taken to dissipate the assets of [SSJ] to provide financial assistance” in connection with the Offer and Merger. The Ogier Notice also invited SKYS to agree (i) to the appointment of certain Hudson Capital designated independent directors to the SKYS board and the board of certain SKYS subsidiaries (including SSJ), which such independent directors would have approval over any transaction or other process that has the effect of “diminishing the assets” of SKYS, save in the ordinary course of business; (ii) that the SKYS board will not permit or allow any dissipation or diminution in the value of the assets of SKYS without the agreement of such newly appointed independent directors, other than in the ordinary course of business; and (iii) to pay certain of Hudson Capital’s legal fees.

The Ogier Notice purported to enclose a copy of an ex-parte summons (the “Ex-Parte Summons”), dated July 22, 2020 and purported to have been filed by Ogier with the Cayman court, relating to the matters referenced in the Ogier Notice, seeking relief in the form of a “freezing injunction” from the Cayman court including but not limited to a prohibition on SKYS removing any of its assets from the Cayman Islands up to the value of US$93,253,792 or in any way disposing of or dealing with or diminishing the value of any of its assets, wherever located. The relief sought by Hudson Capital would specifically prohibit SKYS from “taking any steps in relation to the term loan facility proposed to be entered into by [SSJ] in relation” to the Offer and Merger, as well as “implementing any steps that arise, derive or result” from the Loan Facility, “including but not limited to the registration of share transfers facilitated by the [Loan Facility] or any subsequent merger or takeover arising, deriving or resulting” therefrom. The Ex-Parte Summons also seeks the appointment of receivers over all shares of SKYS’ direct wholly owned subsidiary Sky Solar Power, Ltd (“SSP”), to exercise “all or any rights attaching” thereto in accordance with SSP’s corporate governance documents. The Ex-Parte Summons is scheduled to be heard in front of the Cayman court on July 28, 2020. The Ogier Notice also purported to enclose a copy of an originating summons (the “Originating Summons”), dated July 22, 2020, addressed to SKYS and purporting to attempt service of process on SKYS thereof, and seeking the same relief as the Ex-Parte Summons. The Ogier Notice also purported to enclose two affidavits of Neil Zachary Auerbach, the Managing Partner of Hudson Capital Solar Infrastructure GP, L.P., sworn on July 23, 2020, in support of Hudson Capital’s application for a freezing injunction and receivership appointment pursuant to the Ex-Parte Summons and Originating Summons.

The Offeror Group continues to monitor developments regarding the Ex-Parte Summons, Originating Summons and related proceedings (the “Hudson Cayman Proceedings”) closely. In light of these legal proceedings, the Offeror Group has deemed it appropriate to extend the Expiration Date of the Offer in order to monitor and consider the impact of such proceedings on the Debt Financing, and concurrently explore the procurement of alternative debt and/or equity financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. The Offeror Group intends to promptly amend the Offeror Group Submissions, including this Offer to Purchase, and disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act once the Offeror Group is in a position to make a determination of the impact of these legal proceedings on the Debt Financing.”